UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 21)

Genco Shipping & Trading Limited

(Name of Subject Company (Issuer))

4 Dragon Merger Sub Inc.

(Offeror)

a direct wholly owned subsidiary of

Diana Shipping Inc.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

Y2685T131

(CUSIP Number of Class of Securities)

Mr. Ioannis Zafirakis

Pendelis 16, Palaio Faliro

Athens, Greece J3, 175 64

30-210-947-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Philip Richter Warren de Wied Colum Weiden Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York, 10004 (212) 859-8000	Edward S. Horton Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

As permitted by General Instruction G to Schedule TO, this Schedule TO is also Amendment No. 29 (this “Amendment”) to the Schedule 13D filed by Diana Shipping Inc. (the Parent of the Offeror), on July 17, 2025 (and amended on July 31, 2025, September 30, 2025, November 24, 2025, January 13, 2026, January 16, 2026, March 10, 2026, March 23, 2026, April 13, 2026, May 4, 2026, May 7, 2026, May 12, 2026, May 18, 2026, May 19, 2026, May 27, 2026, May 28, 2026, June 1, 2026, June 2, 2026, June 4, 2026, June 8, 2026, June 11, 2026, June 12, 2026, June 15, 2026, June 16, 2026, June 17, 2026, June 18, 2026, June 29, 2026, June 30, 2026, and July 8, 2026) in respect of the Common Shares of the Company.

CUSIP No. Y2685T131
1	NAMES OF REPORTING PERSONS Diana Shipping Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARSHALL ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,264,548.0
	8	SHARED VOTING POWER 0.0
	9	SOLE DISPOSITIVE POWER 6,264,548.0
	10	SHARED DISPOSITIVE POWER 0.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,264,548.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1 All reported shares are owned by Diana Shipping Inc. 4 Dragon Merger Sub Inc. is a wholly-owned subsidiary of Diana Shipping Inc. Calculated based on 43,577,051 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of May 6, 2026, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

CUSIP No. Y2685T131
1	NAMES OF REPORTING PERSONS 4 Dragon Merger Sub Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MARSHALL ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0.0
	8	SHARED VOTING POWER 0.0
	9	SOLE DISPOSITIVE POWER 6,264,548.0
	10	SHARED DISPOSITIVE POWER 0.0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,264,548.0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2 All reported shares are owned by Diana Shipping Inc. 4 Dragon Merger Sub Inc. is a wholly-owned subsidiary of Diana Shipping Inc. Calculated based on 43,577,051 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of May 6, 2026, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

This Amendment No. 21 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on May 4, 2026 (as it may be further amended or supplemented from time to time, the “Schedule TO”), with respect to the tender offer (the “Offer”) made by 4 Dragon Merger Sub Inc., a corporation organized under the laws of the Marshall Islands (“Purchaser”) and a direct wholly-owned subsidiary of Diana Shipping Inc., a corporation organized under the laws of the Marshall Islands (“Diana”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares”), of Genco Shipping & Trading Limited, a corporation organized under the laws of the Marshall Islands (“Genco”) (including the associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued pursuant to the Shareholder Rights Agreement, dated October 1, 2025 (as it may be further amended or supplemented from time to time), by and between Genco and Computershare Inc., as Rights Agent), other than Shares held in treasury by Genco, at $24.80 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. On June 17, 2026, Diana submitted a revised proposal to the Board of Directors of Genco to acquire all of the issued and outstanding Common Shares not already owned by Diana for $27.34 in total implied value per share, comprised of $24.80 in cash plus one share of common stock of Diana, with the implied value based on the volume-weighted average price per Diana share for the 30 days ended on June 16, 2026 of $2.54.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Offer to Purchase or the Schedule TO, as applicable. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

ITEMS 1 THROUGH 9 AND ITEM 11.

(1)	The Offer to Purchase, Letter of Transmittal, Form of Notice of Guaranteed Delivery, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Items 1 through 9 and Item 11 of the Schedule TO, in each case to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer was scheduled to expire at 5:00 p.m., New York City time, on July 10, 2026. The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on July 24, 2026, unless further extended. As of 5:00 p.m., New York City time, on July 10, 2026, 11,081,926 Shares, representing 29.7% of the outstanding Shares beneficially owned by shareholders other than Diana (and 25.4% of all outstanding Shares), had been validly tendered into the Offer and not validly withdrawn.

All references to the scheduled expiration of the Offer being “5:00 p.m., New York City time, on July 10, 2026” set forth in the Offer to Purchase, the Letter of Transmittal, Form of Notice of Guaranteed Delivery, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended and replaced with “5:00 p.m., New York City time, on July 24, 2026.”

(2)	The section of the Offer to Purchase entitled “Background of the Offer; Other Transactions with Genco” and items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraph at the end of the section:

“On July 13, 2026, Diana issued a press release announcing an extension of the Expiration Date of the Offer to 5:00 p.m., New York City time, on July 24, 2026, unless further extended.”

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit No.	Description
(a)(5)(AA)	Press Release of Diana Shipping Inc. dated July 13, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2026

DIANA SHIPPING INC.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	President

4 DRAGON MERGER SUB INC.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	Secretary